Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
1410 Washington Drive ∙ Stafford, Virginia 22554
(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac@att.net

*Admitted in Michigan

12 March 2012

Anne Nguyen Parker, Branch Chief
Alexandra M. Ledbetter, Staff Attorney
United States Securities and
 Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:           Stakool, Inc. f/k/a Mod Hospitality, Inc.
  Registration Statement on Form 10-12G; Filed January 6, 2012
                 Amendment No. 1 to Form 8-K; Filed November 9, 2011
                 Amendment No. 2 to Form 8-K; Filed January 6, 2012
                 File No. 0-24723

Dear Ms. Parker & Ms. Ledbetter:

On behalf of Mr. Peter Hellwig, President and Director of Stakool, Inc., I respectfully request a withdrawal of the above-referenced Form 10-12G filing for Stakool, Inc. filed January 6, 2012, File No. 0-24723.  Pursuant to our telephone conversations, and written requests received by your office, and given the fact that our common stock has previously been registered pursuant to Exchange Act Section 12(g), we hereby request the withdrawal of the Form 10-12G.

We are currently in the process of amending our Form 8-K and Form 8-K/A1 filed on November 9, 2011 and January 6, 2012 respectively to more accurately reflect the information that would ordinarily be included in a Form 10.  We anticipate this filing of Form 8-K/A3 to be filed on or before March 15, 2012.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please feel free to contact me at any time.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell